UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”) excluding Exhibit 99.1 and 99.2 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262, 333-275111 and 333-281684), the Company’s registration statement on Form F-3ASR (File No. 333-289006), and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 and 99.2 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Company Announcements

On January 6, 2026, the Company announced that according to a form filed with the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) regarding transactions of managers and closely associated persons, ATP Holdings ehf. had reported the acquisition of 4,812,257 shares in Alvotech on December 17, 2025, at SEK 44.06 per share and the sale of 2,110,640 shares in Alvotech on December 19, 2025, at SEK 44.06 per share. The announcement corrected an earlier company announcement also dated January 6, 2026, which stated that the transaction on December 19, 2025, consisted of an acquisition of shares. Copies of the forms are furnished herewith as Exhibit 99.1 and Exhibit 99.2.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them (HOS-2 form)

99.2	Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them (HOS-2 form)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: January 7, 2026	/s/ Tanya Zharov
Tanya Zharov
General Counsel